SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Second Quarter 2014 Results July 31, 2014 Page 1

AMBEV REPORTS 2014 SECOND QUARTER RESULTS UNDER IFRS

São Paulo, July 31, 2014 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the 2014 second quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais  and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the six-month period ended June 30, 2014 filed with the CVM and submitted to the SEC. For information about 2013 reference base, used for comparison purposes in this document, please refer to page 20.

Operating and Financial Highlights

Top line performance: During the quarter we delivered 9.2% net revenue growth. Volume expanded 4.9% while net revenue per hectoliter (NR/hl) grew 4.1%. This performance was mainly driven by a double-digit result in Brazil (11.3% net revenue growth), in both Beer (+11.2%) and CSD (+11.7%), and Hila-Ex (+19.2% net revenue growth).

Cost of Goods Sold (COGS): Our COGS increased 15.5% in 2Q14. On a per hectoliter basis, costs increased 10.2%, mainly explained by a one time negative packaging mix related to the 2014 FIFA World Cup in Brazil on top of the impact from higher currency hedges in Brazil, LAS and Canada, partially offset by favorable commodities hedges.

Selling, General & Administrative (SG&A) expenses: SG&A expenses (excluding depreciation and amortization) were up 6.8% in the quarter. This was mainly driven by (i) sales and marketing expenses, as this quarter concentrated most of the initiatives related to the 2014 FIFA World Cup; (ii) higher distribution costs, impacted by volumes and a higher weight of direct distribution in Brazil and (iii) inflationary pressures in Argentina.

EBITDA, Gross margin and EBITDA margin: Our Normalized EBITDA grew 5.4% in 2Q14, reaching R$ 3,327.4 million. Normalized EBITDA margin contracted 150 basis points to 40.7% driven by a gross margin contraction of 210 basis points to 62.8%, mainly explained by the one-time negative packaging mix impact in Brazil.

Normalized Net Profit and EPS: Our Normalized Net Profit was R$ 2,222.7 million in the quarter, 16.0% above last year, positively impacted by our operational performance and a lower effective tax rate. Normalized Earnings Per Share (EPS) were up 16.7% to R$ 0.14 in the quarter.

Operating Cash generation and CAPEX: Cash generated from our operations in 2Q14 improved 15.7% when compared to the same period last year, totaling R$ 2,982.6 million. During the second quarter of 2014 we invested a total of R$ 1,120.6 million in capital expenditures.

Pay-out and Financial discipline: On July 14th, we announced a dividend and interest on capital distribution totaling R$ 2.5 billion that will be paid as from August 28th. Year to date, we have already paid/announced close to R$ 8.5 billion in cash payout, a 67% increase over the same period of last year. As of June 30th, our net cash position was R$ 3,748.8 million, not accounting yet for distribution announced on July 14th, 2014.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2013 (2Q13 Reference Base). Values in this release may not add up due to rounding.

Second Quarter 2014 Results July 31, 2014 Page 2

Financial highlights - Ambev consolidated	2Q13 Reference Base		% As	%	YTD13 Reference Base		% As	%

R$ million		2Q14	Reported	Organic		YTD14	Reported	Organic
Total volumes	37,303.1	39,310.6	5.4%	4.9%	77,521.1	82,295.2	6.2%	5.9%
Beer	27,163.5	28,580.6	5.2%	4.6%	55,947.6	59,785.8	6.9%	6.5%
CSD and NANC	10,139.6	10,730.0	5.8%	5.8%	21,573.5	22,509.5	4.3%	4.3%

Net sales	7,570.2	8,177.4	8.0%	9.2%	15,402.2	17,222.5	11.8%	13.1%
Gross profit	4,903.2	5,136.8	4.8%	5.8%	10,037.4	11,173.5	11.3%	12.7%
Gross margin	64.8%	62.8%	-200 bps	-210 bps	65.2%	64.9%	-30 bps	-20 bps
EBITDA	3,233.3	3,320.2	2.7%	4.5%	6,856.4	7,364.6	7.4%	9.8%
EBITDA margin	42.7%	40.6%	-210 bps	-190 bps	44.5%	42.8%	-170 bps	-120 bps
Normalized EBITDA	3,238.6	3,327.4	2.7%	5.4%	6,862.7	7,378.4	7.5%	10.3%
Normalized EBITDA margin	42.8%	40.7%	-210 bps	-150 bps	44.6%	42.8%	-180 bps	-110 bps
Profit	1,911.3	2,215.6	15.9%		4,284.6	4,812.4	12.3%
Normalized profit	1,916.6	2,222.7	16.0%		4,290.8	4,826.1	12.5%
EPS (R$/shares)	0.12	0.14	16.8%		0.27	0.30	12.6%
Normalized EPS	0.12	0.14	16.7%		0.27	0.30	12.1%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Management Comments

We had another quarter of solid top line growth, led by strong volume performance in Brazil, both in beer and CSD, and Hila-Ex, finishing the first semester with a 13.1% increase year over year. And, while our EBITDA performance in the second quarter was impacted by a one-time gross margin impact in Brazil and a flattish performance in LAS and Canada, we finished the first half of 2014 with a double-digit EBITDA growth.

The second quarter marked the beginning of the 2014 FIFA World Cup in Brazil. From June 12nd to July 13th, 200 million Brazilians, almost 1 million foreign visitors and billions of people from around the globe turned their attention to the world’s biggest sporting event.

Since 2011, when we kicked off our plan, we have embraced a dream of making this the best World Cup ever, leveraging this very unique opportunity to create memorable experiences not only in the stadiums but in the whole country, connecting with our consumers through moments that go well beyond the 90 minutes of a soccer game.

And the time finally arrived. During 32 days, we experienced a huge event in Brazil with soccer fans celebrating with their loved beer brands in their homes, bars, stadiums and thousands of events organized around the country. An event so unique that, on  June 11th, we had the best selling day in our history, with more than 400 thousand hl of beer sold in Brazil. And along with that:

•         Our beer market share increased +90bps sequentially (+30bps year over year) in the quarter, reaching the best monthly figure in the last two years;

•         According to our estimates, the event contributed with approximately 1.4 million hectoliters of incremental beer volumes to our business, above our initial estimates of four times the Confederations Cup benefit of 300 thousand hectoliters. We estimate that close to 80% of this volume was concentrated during the second quarter;

•         Official beer brands of the 2014 FIFA World Cup, Brahma and Budweiser had outstanding visibility with a solid message, leading to a stronger volume performance;

•         Our non alcoholic beer volume more than doubled, with Brahma 0.0% leading the segment in Brazil;

•         Our stadium cups, customized for each match, became the favorite collectible item of the event;

•         Engagement with our brands through social media increased by 133%, our Twitter and Instagram followers more than tripled;

Second Quarter 2014 Results July 31, 2014 Page 3

•         Within CSD, our promotion with Neymar and other soccer stars reached more than 10 million registrations during these 3 months, driving a +120bps year over year market share gain (+100bps sequentially), leading us to the best quarter in our Brazil CSD history (19.3% market share).

Most of these results are actually lead indicators for opportunities that, as we continue to invest behind our brands, we will capture in the next quarters and years to come.

Regarding our international operations, Hila-Ex delivered another quarter of strong EBITDA growth (+18.4%), LAS performance was impacted by a very challenging macroeconomic environment in Argentina (LAS EBITDA 0.6% down) and Canada, while starting to face a better trend in organic volumes, was still pressured by the later timing of our price increases and phasing of our commercial spend, leading to an EBITDA almost flat at -0.3%.

Looking at our divisional performance:

•         Brazil. Our Brazilian operations delivered an EBITDA of R$ 2,339.4 million in the 2Q14 (+7.2%), while EBITDA margin contracted 170 bps, reaching 44.5% for this quarter.

o    Brazil Beer net revenue grew 11.2%, with a volume expansion of 7.2% and NR/hl up 3.8%.

▪  Following a strong growth in Q1, benefiting from easy comparables and good execution during a better than average summer, our volumes continued to grow in April and May, accelerating in June given the 2014 FIFA World Cup. We estimate an incremental volume benefit related to the event of around 1.1 million hectoliters during the second quarter;

▪  Our market share was up +90bps on a sequential basis (68.4%, +30bps above 2Q13), as industry volumes grew 6.8% during the period;

▪  Net revenue per hectoliter increased 3.8% in 2Q14, driven by our revenue management strategy, with special focus on the “World Cup without Price Increase” campaign, and intensified commercial initiatives related to the 2014 FIFA World Cup.

o CSD & NANC net revenue grew 11.7%. Volume expanded 8.8%, driven by an industry growth of 1.1% and +120bps of market share gain (+100bps sequentially), reaching an all time high of 19.3% in the quarter, with solid growth from Guaraná Antarctica and Pepsi family in both one-way and returnable packaging. Our NANC segment also had a strong growth led by energy drinks. NR/hl was up 2.6% as a result of our revenue management strategy and targeted promotions.

o Brazil COGS/hl grew 12.3% in 2Q14 (Brazil Beer: +13.2%; Brazil CSD&NANC: +9.5%), fully explaining our EBITDA margin contraction. Around half of this is a one-time impact, explained by our 2014 FIFA World Cup special packaging editions and negative one-way mix impact. We also had a negative impact from higher currency hedges, partially offset by favorable commodities hedges.

o  SG&A (excluding depreciation and amortization) was 5.3% higher, driven by (i) increased sales and marketing expenses, as we kept investing in our commercial priorities and behind the initiatives related to the 2014 FIFA World Cup, and (ii) higher distribution costs explained by volume growth and increased weight of direct distribution.

•         HILA-Ex. Our HILA-Ex operations reached an EBITDA of R$ 141.1 million (+18.4%) and an EBITDA margin of 29.6%, a contraction of 20 bps.

o    We had a strong top line performance in HILA-Ex, driven by volume (+12.0%) and NR/hl growth (+6.4%). We continued to grow the beer category in Dominican Republic, maximizing our profitability, and our operation in Guatemala benefited from the launch of Presidente in the country. Presidente has a very strong equity in the Caribbean and we continue to capture the distribution opportunities in the region.

•         LAS. EBITDA for LAS totaled R$ 354.9 million (-0.6%). Gross margins reduced 40 bps and EBITDA margin contracted 230 bps down to 30.8%.

o   Net revenue for LAS increased 6.8%, as a result of NR/hl growing 11.8% and volume declining -4.4%, the latter mainly driven by industry contraction of both beer and CSD in Argentina, given the challenging macroeconomic environment in the country. During the 2014 FIFA World Cup, we continued to invest behind our brands, with strong investments in special packaging editions, media campaigns and Quilmes Bar in Argentina.

Second Quarter 2014 Results July 31, 2014 Page 4

•         Canada. In Canada, our EBITDA was slightly down (-0.3%) to R$ 491.9 million in the quarter while our EBITDA margin contracted 40bps.

o    Industry growth returned to positive territory during the quarter driven by a combination of favorable weather in June and by the impact of Easter falling later in the calendar in 2014. Reported volumes advanced 7.1%, as a result of industry expansion and market share gains, including the incremental volumes from the Grupo Modelo brands. EBITDA performance improved when compared to the first quarter but was still impacted by the later timing of our price increases and phasing of our commercial investments.

2014 Outlook

The 2014 FIFA World Cup is over but we are just half way the year. After a tougher than expected 2013, when our volumes in Brazil were down 3.7%, we started 2014 with a plan to once again build a strong momentum not only for these 12 months, but also for the years to come.

Hosting the world’s biggest sporting event in our backyard was a great opportunity to leverage this plan but it does not stop there. As we continue to invest behind our brands and commercial initiatives through the year, we will continue to build into this momentum, pursuing the optimal balance between volume and price as a key step for the success in the short and long run.

Given the strong growth in the first half of the year, we now expect our top line in Brazil to be at the upper end of our guidance of high single to low double-digits growth.

Leading the growth in the premium segment and continuously investing behind our innovations will continue to be one of our priorities in order to accelerate our revenue growth and increase our profitability.

Apart from the one-time impact observed during this quarter, we don’t expect any significant incremental mix effect in the second half, and our guidance for Brazil COGS/hl remains the same.

As we execute our plan for the year but always looking for cost savings opportunities, we continue to expect our SG&A in Brazil to grow high single to low double-digits.

Elsewhere, we remain cautious about the Argentinean macroeconomic environment and we will continue to implement our revenue management initiatives, while working harder on the cost side to adapt for this scenario, in order to protect our profitability. We also expect HILA-Ex to continue to deliver solid top line and EBITDA results while, in Canada, a stronger top line performance, mainly driven by our revenue management strategy, and improved cost management should drive better results as the year progresses.

Our current guidance stands at:

•         We expect Brazil beer industry to resume growth in 2014.

•         We expect net revenue growth in Brazil to be at the upper end of our guidance of high single to low double-digits growth in the full year.

•         We expect our COGS per hectoliter in Brazil to grow mid single-digits in the full year, on constant product mix.

•         We expect our SG&A expenses in Brazil to grow high single to low double-digits in the full year, as we estimate (i) sales and marketing expenses to grow double-digits, in connection with our investments related to the FIFA 2014 World Cup; (ii) distribution costs to grow double-digits, as we continue to increase the weight of direct distribution including the carry-over impact from last year; and (iii) administrative expenses to grow below inflation.

•         Capex in Brazil is foreseen to be below last year level of R$ 2.8 billion.

Second Quarter 2014 Results July 31, 2014 Page 5

Ambev Consolidated Income Statement

Consolidated income statement	2Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q14	Reported	Organic
Net revenue	7,570.2	106.0	(206.9)	708.1	8,177.4	8.0%	9.2%
Cost of goods sold (COGS)	(2,667.0)	(38.5)	85.2	(420.4)	(3,040.7)	14.0%	15.5%
Gross profit	4,903.2	67.6	(121.7)	287.7	5,136.8	4.8%	5.8%
Selling, general and administrative (SG&A)	(2,496.4)	(72.9)	62.4	(195.2)	(2,702.2)	8.2%	7.6%
Other operating income	300.2	(3.6)	5.4	37.8	339.8	13.2%	12.8%
Normalized operating income (normalized EBIT)	2,707.0	(8.9)	(54.0)	130.4	2,774.4	2.5%	4.8%
Special items above EBIT	(5.3)	-	1.6	(3.5)	(7.1)	35.5%	65.7%
Net finance results	(267.3)				(298.0)	11.5%
Share of results of associates	0.1				2.3	nm
Income tax expense	(523.1)				(256.0)	-51.1%
Profit	1,911.3				2,215.6	15.9%
Attributable to Ambev holders	1,147.4				2,166.9	88.9%
Attributable to non-controlling interests	763.9				48.7	-93.6%
Normalized profit	1,916.6				2,222.7	16.0%
Attributable to Ambev holders	1,152.7				2,174.0	88.6%

Normalized EBITDA	3,238.6	(13.7)	(71.5)	173.9	3,327.4	2.7%	5.4%

Consolidated income statement	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Net revenue	15,402.2	125.2	(337.3)	2,032.4	17,222.5	11.8%	13.1%
Cost of goods sold (COGS)	(5,364.8)	(47.1)	112.3	(749.4)	(6,049.0)	12.8%	13.8%
Gross profit	10,037.4	78.1	(225.0)	1,283.0	11,173.5	11.3%	12.7%
Selling, general and administrative (SG&A)	(4,843.1)	(90.1)	67.6	(595.6)	(5,461.0)	12.8%	12.1%
Other operating income	624.3	(5.4)	12.5	(53.3)	578.1	-7.4%	-8.6%
Normalized operating income (normalized EBIT)	5,818.7	(17.3)	(144.9)	634.1	6,290.6	8.1%	10.9%
Special items above EBIT	(6.2)	-	1.1	(8.5)	(13.7)	119.5%	136.3%
Net finance results	(505.1)				(666.8)	32.0%
Share of results of associates	1.8				10.2	nm
Income tax expense	(1,024.6)				(807.8)	-21.2%
Profit	4,284.6				4,812.4	12.3%
Attributable to Ambev holders	2,589.7				4,713.5	82.0%
Attributable to non-controlling interests	1,694.9				98.9	-94.2%
Normalized profit	4,290.8				4,826.1	12.5%
Attributable to Ambev holders	2,596.0				4,727.2	82.1%

Normalized EBITDA	6,862.7	(28.2)	(162.7)	706.6	7,378.4	7.5%	10.3%

Second Quarter 2014 Results July 31, 2014 Page 6

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

Second Quarter 2014 Results July 31, 2014 Page 7

Ambev Consolidated

We delivered during the quarter R$ 3,327.4 million of Normalized EBITDA (+5.4%), with net revenues growing 9.2%, COGS rising 15.5% and SG&A (excluding depreciation and amortization) increasing 6.8%.

Ambev results	2Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q14	Reported	Organic
Volume ('000 hl)	37,303.1	178.6	-	1,828.9	39,310.6	5.4%	4.9%
Net revenue	7,570.2	106.0	(206.9)	708.1	8,177.4	8.0%	9.2%
Net revenue/hl	202.9	1.9	(5.3)	8.5	208.0	2.5%	4.1%
COGS	(2,667.0)	(38.5)	85.2	(420.4)	(3,040.7)	14.0%	15.5%
COGS/hl	(71.5)	(0.7)	2.2	(7.3)	(77.3)	8.2%	10.2%
Gross profit	4,903.2	67.6	(121.7)	287.7	5,136.8	4.8%	5.8%
Gross margin	64.8%				62.8%	-200 bps	-210 bps
SG&A excl. deprec.&amort.	(2,329.4)	(77.6)	55.0	(164.8)	(2,516.8)	8.0%	6.8%
SG&A deprec.&amort.	(167.0)	4.7	7.4	(30.4)	(185.3)	11.0%	18.7%
SG&A total	(2,496.4)	(72.9)	62.4	(195.2)	(2,702.2)	8.2%	7.6%
Other operating income	300.2	(3.6)	5.4	37.8	339.8	13.2%	12.8%
Normalized EBIT	2,707.0	(8.9)	(54.0)	130.4	2,774.4	2.5%	4.8%
Normalized EBIT margin	35.8%				33.9%	-190 bps	-140 bps
Normalized EBITDA	3,238.6	(13.7)	(71.5)	173.9	3,327.4	2.7%	5.4%
Normalized EBITDA margin	42.8%				40.7%	-210 bps	-150 bps

Ambev results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	77,521.1	209.9	-	4,564.3	82,295.2	6.2%	5.9%
Net revenue	15,402.2	125.2	(337.3)	2,032.4	17,222.5	11.8%	13.1%
Net revenue/hl	198.7	1.1	(4.1)	13.6	209.3	5.3%	6.8%
COGS	(5,364.8)	(47.1)	112.3	(749.4)	(6,049.0)	12.8%	13.8%
COGS/hl	(69.2)	(0.4)	1.4	(5.2)	(73.5)	6.2%	7.5%
Gross profit	10,037.4	78.1	(225.0)	1,283.0	11,173.5	11.3%	12.7%
Gross margin	65.2%				64.9%	-30 bps	-20 bps
SG&A excl. deprec.&amort.	(4,512.1)	(100.9)	58.0	(545.0)	(5,100.1)	13.0%	11.8%
SG&A deprec.&amort.	(331.0)	10.9	9.7	(50.5)	(360.9)	9.0%	15.8%
SG&A total	(4,843.1)	(90.1)	67.6	(595.6)	(5,461.0)	12.8%	12.1%
Other operating income	624.3	(5.4)	12.5	(53.3)	578.1	-7.4%	-8.6%
Normalized EBIT	5,818.7	(17.3)	(144.9)	634.1	6,290.6	8.1%	10.9%
Normalized EBIT margin	37.8%				36.5%	-130 bps	-80 bps
Normalized EBITDA	6,862.7	(28.2)	(162.7)	706.6	7,378.4	7.5%	10.3%
Normalized EBITDA margin	44.6%				42.8%	-180 bps	-110 bps

Second Quarter 2014 Results July 31, 2014 Page 8

Latin America North(LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and HILA-Ex operations. LAN EBITDA for the quarter totaled R$ 2,480.5 million (+7.8%).

LAN results	2Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q14	Reported	Organic
Volume ('000 hl)	27,224.6	10.5	-	2,151.3	29,386.5	7.9%	7.9%
Net revenue	5,100.1	0.0	29.6	606.2	5,735.9	12.5%	11.9%
Net revenue/hl	187.3	(0.1)	1.0	6.9	195.2	4.2%	3.7%
COGS	(1,755.4)	(0.0)	(15.2)	(359.4)	(2,130.0)	21.3%	20.5%
COGS/hl	(64.5)	0.0	(0.5)	(7.5)	(72.5)	12.4%	11.6%
Gross profit	3,344.6	0.0	14.4	246.8	3,605.8	7.8%	7.4%
Gross margin	65.6%				62.9%	-270 bps	-270 bps
SG&A excl. deprec.&amort.	(1,627.6)	-	(8.4)	(101.6)	(1,737.6)	6.8%	6.2%
SG&A deprec.&amort.	(130.9)	-	(0.4)	(13.7)	(145.0)	10.8%	10.5%
SG&A total	(1,758.5)	-	(8.8)	(115.3)	(1,882.7)	7.1%	6.6%
Other operating income	312.2	-	(0.3)	28.4	340.2	9.0%	9.1%
Normalized EBIT	1,898.3	0.0	5.3	159.8	2,063.4	8.7%	8.4%
Normalized EBIT margin	37.2%				36.0%	-120 bps	-110 bps
Normalized EBITDA	2,294.8	0.0	7.5	178.2	2,480.5	8.1%	7.8%
Normalized EBITDA margin	45.0%				43.2%	-180 bps	-170 bps

LAN results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	55,798.1	10.5	-	4,557.2	60,365.8	8.2%	8.2%
Net revenue	10,384.6	0.0	78.1	1,581.6	12,044.3	16.0%	15.2%
Net revenue/hl	186.1	(0.0)	1.3	12.2	199.5	7.2%	6.5%
COGS	(3,579.6)	(0.0)	(40.1)	(597.5)	(4,217.2)	17.8%	16.7%
COGS/hl	(64.2)	0.0	(0.7)	(5.1)	(69.9)	8.9%	7.9%
Gross profit	6,804.9	0.0	38.1	984.1	7,827.2	15.0%	14.5%
Gross margin	65.5%				65.0%	-50 bps	-40 bps
SG&A excl. deprec.&amort.	(3,086.7)	-	(25.4)	(373.3)	(3,485.3)	12.9%	12.1%
SG&A deprec.&amort.	(258.5)	-	(1.4)	(24.4)	(284.2)	10.0%	9.4%
SG&A total	(3,345.1)	-	(26.7)	(397.7)	(3,769.5)	12.7%	11.9%
Other operating income	644.5	-	(0.5)	(50.1)	594.0	-7.8%	-7.8%
Normalized EBIT	4,104.3	0.0	10.9	536.4	4,651.6	13.3%	13.1%
Normalized EBIT margin	39.5%				38.6%	-90 bps	-70 bps
Normalized EBITDA	4,887.6	0.0	18.0	567.5	5,473.1	12.0%	11.6%
Normalized EBITDA margin	47.1%				45.4%	-170 bps	-150 bps

Second Quarter 2014 Results July 31, 2014 Page 9

Ambev Brazil

We delivered R$ 2,339.4 million (+7.2%) of Normalized EBITDA in Brazil, with an EBITDA margin of 44.5%. Net revenue grew 11.3% in the quarter, with strong volumes of 7.6% and a NR/hl growth of 3.4%. COGS increased 20.8%, with COGS/hl up 12.3%, impacted by one-time packaging mix related to the 2014 FIFA World Cup, while SG&A (excluding depreciation and amortization) expenses increased 5.3% in the quarter.

Ambev Brazil results	2Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q14	Reported	Organic
Volume ('000 hl)	25,536.1	-	-	1,947.4	27,483.5	7.6%	7.6%
Net revenue	4,724.5	-	-	534.1	5,258.6	11.3%	11.3%
Net revenue/hl	185.0	-	-	6.3	191.3	3.4%	3.4%
COGS	(1,571.3)	-	-	(327.3)	(1,898.6)	20.8%	20.8%
COGS/hl	(61.5)	-	-	(7.6)	(69.1)	12.3%	12.3%
Gross profit	3,153.2	-	-	206.8	3,360.0	6.6%	6.6%
Gross margin	66.7%	-	0.0%	0.0%	63.9%	-280 bps	-280 bps
SG&A excl. deprec.&amort.	(1,519.9)	-	-	(80.4)	(1,600.3)	5.3%	5.3%
SG&A deprec.&amort.	(118.7)	-	-	(18.4)	(137.1)	15.5%	15.5%
SG&A total	(1,638.6)	-	-	(98.8)	(1,737.4)	6.0%	6.0%
Other operating income	309.1	-	-	33.3	342.4	10.8%	10.8%
Normalized EBIT	1,823.7	-	-	141.3	1,965.0	7.7%	7.7%
Normalized EBIT margin	38.6%	-	0.0%	0.0%	37.4%	-120 bps	-120 bps
Normalized EBITDA	2,182.0	-	-	157.4	2,339.4	7.2%	7.2%
Normalized EBITDA margin	46.2%	-	0.0%	0.0%	44.5%	-170 bps	-170 bps

Ambev Brazil results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	52,574.7	-	-	4,269.2	56,843.9	8.1%	8.1%
Net revenue	9,670.3	-	-	1,477.2	11,147.5	15.3%	15.3%
Net revenue/hl	183.9	-	-	12.2	196.1	6.6%	6.6%
COGS	(3,227.3)	-	-	(552.5)	(3,779.7)	17.1%	17.1%
COGS/hl	(61.4)	-	-	(5.1)	(66.5)	8.3%	8.3%
Gross profit	6,443.0	-	-	924.7	7,367.8	14.4%	14.4%
Gross margin	66.6%	-	0.0%	0.0%	66.1%	-50 bps	-50 bps
SG&A excl. deprec.&amort.	(2,875.3)	-	-	(329.8)	(3,205.1)	11.5%	11.5%
SG&A deprec.&amort.	(234.1)	-	-	(33.6)	(267.7)	14.4%	14.4%
SG&A total	(3,109.3)	-	-	(363.4)	(3,472.8)	11.7%	11.7%
Other operating income	646.7	-	-	(50.1)	596.6	-7.7%	-7.7%
Normalized EBIT	3,980.4	-	-	511.2	4,491.6	12.8%	12.8%
Normalized EBIT margin	41.2%	-	0.0%	0.0%	40.3%	-90 bps	-90 bps
Normalized EBITDA	4,690.0	-	-	536.5	5,226.5	11.4%	11.4%
Normalized EBITDA margin	48.5%	-	0.0%	0.0%	46.9%	-160 bps	-160 bps

Second Quarter 2014 Results July 31, 2014 Page 10

Beer Brazil

In the 2Q14, EBITDA for Beer Brazil was R$ 1,999.7 million (+7.5%) with an EBITDA margin of 45.6%, a 160bps compression explained by a one-time packaging mix effect experienced in the quarter.

Beer Brazil net revenue grew 11.2% in the quarter, with a strong volume growth of 7.2% and NR/hl up by 3.8%. Following a sound performance in 1Q14, our volumes continued to grow in April and March, accelerating in June benefited from the 2014 FIFA World Cup. Our market share was up +90bps sequentially (+30bps yoy) to 68.4% in the quarter. Net revenue per hectoliter performance was driven by our revenue management strategy, with special focus on the “World Cup without Price Increase” campaign, and intensified promotional activity related to the 2014 FIFA World Cup.

COGS/hl increased 13.2%, fully explaining our EBITDA margin contraction. Half of this growth came from a one-time negative mix impact driven by our special packaging editions and one-way mix related to the 2014 FIFA World Cup. SG&A (excluding depreciation and amortization) expenses were 6.3% higher than 2Q13, as (i) we kept investing in our commercial priorities and behind the initiatives related to the 2014 FIFA World Cup, and (ii) we faced higher distribution costs explained by volume growth and increased weight of direct distribution.

Beer Brazil results	2Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q14	Reported	Organic
Volume ('000 hl)	18,875.5	-	-	1,358.7	20,234.1	7.2%	7.2%
Net revenue	3,940.4	-	-	442.6	4,383.0	11.2%	11.2%
Net revenue/hl	208.8	-	-	7.9	216.6	3.8%	3.8%
COGS	(1,212.0)	-	-	(258.4)	(1,470.4)	21.3%	21.3%
COGS/hl	(64.2)	-	-	(8.5)	(72.7)	13.2%	13.2%
Gross profit	2,728.4	-	-	184.2	2,912.5	6.8%	6.8%
Gross margin	69.2%	-	0.0%	0.0%	66.5%	-270 bps	-270 bps
SG&A excl. deprec.&amort.	(1,321.7)	-	-	(82.9)	(1,404.6)	6.3%	6.3%
SG&A deprec.&amort.	(90.1)	-	-	(22.8)	(112.9)	25.3%	25.3%
SG&A total	(1,411.9)	-	-	(105.7)	(1,517.6)	7.5%	7.5%
Other operating income	246.3	-	-	42.6	288.9	17.3%	17.3%
Normalized EBIT	1,562.8	-	-	121.0	1,683.8	7.7%	7.7%
Normalized EBIT margin	39.7%	-	0.0%	0.0%	38.4%	-130 bps	-130 bps
Normalized EBITDA	1,859.6	-	-	140.1	1,999.7	7.5%	7.5%
Normalized EBITDA margin	47.2%	-	0.0%	0.0%	45.6%	-160 bps	-160 bps

Beer Brazil results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	38,692.6	-	-	3,525.9	42,218.5	9.1%	9.1%
Net revenue	8,063.5	-	-	1,313.0	9,376.6	16.3%	16.3%
Net revenue/hl	208.4	-	-	13.7	222.1	6.6%	6.6%
COGS	(2,470.4)	-	-	(457.4)	(2,927.8)	18.5%	18.5%
COGS/hl	(63.8)	-	-	(5.5)	(69.3)	8.6%	8.6%
Gross profit	5,593.2	-	-	855.6	6,448.8	15.3%	15.3%
Gross margin	69.4%	-	0.0%	0.0%	68.8%	-60 bps	-60 bps
SG&A excl. deprec.&amort.	(2,516.4)	-	-	(306.4)	(2,822.7)	12.2%	12.2%
SG&A deprec.&amort.	(176.2)	-	-	(29.4)	(205.6)	16.7%	16.7%
SG&A total	(2,692.6)	-	-	(335.7)	(3,028.3)	12.5%	12.5%
Other operating income	529.4	-	-	(17.2)	512.2	-3.2%	-3.2%
Normalized EBIT	3,429.9	-	-	502.8	3,932.7	14.7%	14.7%
Normalized EBIT margin	42.5%	-	0.0%	0.0%	41.9%	-60 bps	-60 bps
Normalized EBITDA	4,016.3	-	-	523.4	4,539.7	13.0%	13.0%
Normalized EBITDA margin	49.8%	-	0.0%	0.0%	48.4%	-140 bps	-140 bps

Second Quarter 2014 Results July 31, 2014 Page 11

CSD & NANC Brazil

In Brazil CSD & NANC, EBITDA was R$ 339.7 million (+5.4%) in the quarter, with a contraction of 230 bps in EBITDA margin to 38.8%.

Net revenue increased 11.7% in the quarter. Volume expanded 8.8%, driven by an industry growth of 1.1% and +120bps of market share gain (+100bps sequentially), reaching an all time high of 19.3% in the quarter, with solid growth of Guaraná Antarctica and Pepsi in both one-way and returnable packaging. Our NANC segment also had a strong growth led by energy drinks. NR/hl was up 2.6% as a result of our revenue management strategy and targeted promotions during the 2014 FIFA World Cup.

COGS/hl increased 9.5% in the quarter, driven by mix impact and raw material costs mainly impacted by higher currency hedges. As for SG&A (excluding depreciation and amortization), higher distribution costs driven by strong volume growth and increased weight of direct distribution was offset by a higher comparable base of sales and marketing investments that were mostly concentrated in the second quarter of 2013.

CSD&Nanc Brazil results	2Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q14	Reported	Organic
Volume ('000 hl)	6,660.7	-	-	588.7	7,249.4	8.8%	8.8%
Net revenue	784.1	-	-	91.6	875.7	11.7%	11.7%
Net revenue/hl	117.7	-	-	3.1	120.8	2.6%	2.6%
COGS	(359.2)	-	-	(69.0)	(428.2)	19.2%	19.2%
COGS/hl	(53.9)	-	-	(5.1)	(59.1)	9.5%	9.5%
Gross profit	424.9	-	-	22.6	447.5	5.3%	5.3%
Gross margin	54.2%	-	0.0%	0.0%	51.1%	-310 bps	-310 bps
SG&A excl. deprec.&amort.	(198.2)	-	-	2.5	(195.7)	-1.3%	-1.3%
SG&A deprec.&amort.	(28.5)	-	-	4.4	(24.2)	-15.3%	-15.3%
SG&A total	(226.8)	-	-	6.9	(219.9)	-3.0%	-3.0%
Other operating income	62.8	-	-	(9.3)	53.5	-14.8%	-14.8%
Normalized EBIT	260.9	-	-	20.3	281.1	7.8%	7.8%
Normalized EBIT margin	33.3%	-	0.0%	0.0%	32.1%	-120 bps	-120 bps
Normalized EBITDA	322.3	-	-	17.4	339.7	5.4%	5.4%
Normalized EBITDA margin	41.1%	-	0.0%	0.0%	38.8%	-230 bps	-230 bps

CSD&Nanc Brazil results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	13,882.1	-	-	743.2	14,625.3	5.4%	5.4%
Net revenue	1,606.8	-	-	164.2	1,770.9	10.2%	10.2%
Net revenue/hl	115.7	-	-	5.3	121.1	4.6%	4.6%
COGS	(756.9)	-	-	(95.1)	(851.9)	12.6%	12.6%
COGS/hl	(54.5)	-	-	(3.7)	(58.3)	6.8%	6.8%
Gross profit	849.9	-	-	69.1	919.0	8.1%	8.1%
Gross margin	52.9%	-	0.0%	0.0%	51.9%	-100 bps	-100 bps
SG&A excl. deprec.&amort.	(358.9)	-	-	(23.4)	(382.3)	6.5%	6.5%
SG&A deprec.&amort.	(57.8)	-	-	(4.3)	(62.1)	7.4%	7.4%
SG&A total	(416.7)	-	-	(27.7)	(444.4)	6.6%	6.6%
Other operating income	117.3	-	-	(32.9)	84.4	-28.1%	-28.1%
Normalized EBIT	550.5	-	-	8.5	559.0	1.5%	1.5%
Normalized EBIT margin	34.3%	-	0.0%	0.0%	31.6%	-270 bps	-270 bps
Normalized EBITDA	673.7	-	-	13.1	686.8	1.9%	1.9%
Normalized EBITDA margin	41.9%	-	0.0%	0.0%	38.8%	-310 bps	-310 bps

Second Quarter 2014 Results July 31, 2014 Page 12

HILA - Ex

HILA-Ex delivered an EBITDA of R$ 141.1 million (+18.4%) and EBITDA margin of 29.6%.

Net revenue was up 19.2% mainly explained by a volume growth of 12.0% driven by strong performance in Dominican Republic and Guatemala. Our NR/hl was up by 6.4% driven by our revenue management initiatives in the region. While growing our top line and focusing on cost savings opportunities, mainly in Dominican Republic, we increased our sales and marketing expenses in the second quarter, especially in Guatemala, as we launched Presidente in the country and had a strong execution related to the 2014 FIFA World Cup.

HILA-Ex results	2Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q14	Reported	Organic
Volume total ('000 hl)	1,688.5	10.5	-	203.9	1,903.0	12.7%	12.0%
Beer volume ('000 hl)	1,385.5	10.5	-	104.6	1,500.7	8.3%	7.5%
CSD volume ('000 hl)	303.0	-	-	99.3	402.3	32.8%	32.8%
Net revenue	375.6	0.0	29.6	72.1	477.2	27.1%	19.2%
Net revenue/hl	222.4	(1.4)	15.5	14.2	250.8	12.7%	6.4%
COGS	(184.2)	(0.0)	(15.2)	(32.1)	(231.4)	25.7%	17.4%
COGS/hl	(109.1)	0.7	(8.0)	(5.2)	(121.6)	11.5%	4.8%
Gross profit	191.4	0.0	14.4	40.0	245.8	28.4%	20.9%
Gross margin	51%				52%	50 bps	70 bps
SG&A excl. deprec.&amort.	(107.7)	-	(8.4)	(21.3)	(137.3)	27.6%	19.7%
SG&A deprec.&amort.	(12.2)	-	(0.4)	4.7	(7.9)	-35.3%	-38.6%
SG&A total	(119.9)	-	(8.8)	(16.5)	(145.2)	21.1%	13.8%
Other operating income/expenses	3.1	-	(0.3)	(4.9)	(2.1)	-169.0%	-159.5%
Normalized EBIT	74.6	0.0	5.3	18.5	98.4	31.9%	24.8%
Normalized EBIT margin	19.9%				20.6%	80 bps	90 bps
Normalized EBITDA	112.8	0.0	7.5	20.7	141.1	25.1%	18.4%
Normalized EBITDA margin	30.0%				29.6%	-50 bps	-20 bps

HILA-Ex results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume total ('000 hl)	3,223.4	10.5	-	288.0	3,521.9	9.3%	8.9%
Beer volume ('000 hl)	2,642.8	10.5	-	111.8	2,765.2	4.6%	4.2%
CSD volume ('000 hl)	580.6	-	-	176.2	756.8	30.3%	30.3%
Net revenue	714.3	0.0	78.1	104.4	896.8	25.6%	14.6%
Net revenue/hl	221.6	(0.7)	22.2	11.6	254.6	14.9%	5.2%
COGS	(352.4)	(0.0)	(40.1)	(45.0)	(437.5)	24.1%	12.8%
COGS/hl	(109.3)	0.4	(11.4)	(3.9)	(124.2)	13.6%	3.5%
Gross profit	361.9	0.0	38.1	59.4	459.4	26.9%	16.4%
Gross margin	50.7%				51.2%	60 bps	80 bps
SG&A excl. deprec.&amort.	(211.4)	-	(25.4)	(43.5)	(280.3)	32.6%	20.6%
SG&A deprec.&amort.	(24.4)	-	(1.4)	9.3	(16.5)	-32.5%	-38.0%
SG&A total	(235.8)	-	(26.7)	(34.2)	(296.8)	25.8%	14.5%
Other operating income/expenses	(2.2)	-	(0.5)	0.0	(2.6)	22.3%	-0.2%
Normalized EBIT	123.9	0.0	10.9	25.2	160.0	29.1%	20.3%
Normalized EBIT margin	17.4%				17.8%	50 bps	80 bps
Normalized EBITDA	197.6	0.0	18.0	31.0	246.6	24.8%	15.7%
Normalized EBITDA margin	27.7%				27.5%	-20 bps	20 bps

Second Quarter 2014 Results July 31, 2014 Page 13

Latin America South (LAS)

EBITDA declined 0.6% in 2Q14 to R$ 354.9 million, with an EBITDA margin of 30.8% (-230 bps).

LAS overall performance was primarily impacted by the challenging macro economic environment in Argentina, which led to an industry driven volume decline in the country during 2Q14, with a double digits drop in April, followed by a lower mid single-digit decline in May and June.

LAS top line increased +6.8% during the quarter, with volumes down 4.4% and NR/hl growing 11.8%.

COGS/hl grew 13.0% explained by a negative packaging mix in beer and labor-related costs both in beer and CSD. SG&A (excluding depreciation and amortization) expenses increased 16.2% in 2Q14 mainly driven by higher distribution and sales and marketing expenses.

LAS results	2Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q14	Reported	Organic
Volume ('000 hl)	7,547.4	-	-	(333.7)	7,213.7	-4.4%	-4.4%
Net revenue	1,337.5	-	(276.5)	91.6	1,152.6	-13.8%	6.8%
Net revenue/hl	177.2	-	(38.3)	20.9	159.8	-9.8%	11.8%
COGS	(585.3)	-	112.2	(46.9)	(520.0)	-11.2%	8.0%
COGS/hl	(77.6)	-	15.6	(10.1)	(72.1)	-7.0%	13.0%
Gross profit	752.2	-	(164.3)	44.7	632.5	-15.9%	5.9%
Gross margin	56.2%				54.9%	-140 bps	-40 bps
SG&A excl. deprec.&amort.	(358.2)	-	72.8	(58.1)	(343.6)	-4.1%	16.2%
SG&A deprec.&amort.	(24.2)	-	8.0	(15.3)	(31.5)	30.1%	63.1%
SG&A total	(382.5)	-	80.8	(73.4)	(375.1)	-1.9%	19.2%
Other operating income/expenses	(11.5)	-	5.5	5.0	(1.0)	-91.4%	-43.6%
Normalized EBIT	358.2	-	(78.1)	(23.7)	256.5	-28.4%	-6.6%
Normalized EBIT margin	26.8%				22.3%	-450 bps	-340 bps
Normalized EBITDA	456.6	-	(98.9)	(2.8)	354.9	-22.3%	-0.6%
Normalized EBITDA margin	34.1%				30.8%	-330 bps	-230 bps

LAS results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	17,372.9	-	-	51.3	17,424.2	0.3%	0.3%
Net revenue	3,082.7	-	(521.9)	465.8	3,026.7	-1.8%	15.1%
Net revenue/hl	177.4	-	(30.0)	26.2	173.7	-2.1%	14.8%
COGS	(1,221.3)	-	184.3	(141.0)	(1,178.1)	-3.5%	11.5%
COGS/hl	(70.3)	-	10.6	(7.9)	(67.6)	-3.8%	11.2%
Gross profit	1,861.4	-	(337.6)	324.8	1,848.6	-0.7%	17.4%
Gross margin	60.4%				61.1%	70 bps	120 bps
SG&A excl. deprec.&amort.	(741.9)	-	124.4	(148.0)	(765.5)	3.2%	20.0%
SG&A deprec.&amort.	(48.9)	-	11.9	(22.9)	(59.9)	22.4%	46.8%
SG&A total	(790.8)	-	136.4	(170.9)	(825.3)	4.4%	21.6%
Other operating income/expenses	(20.1)	-	12.7	(7.6)	(14.9)	-25.7%	37.7%
Normalized EBIT	1,050.6	-	(188.6)	146.3	1,008.3	-4.0%	13.9%
Normalized EBIT margin	34.1%				33.3%	-80 bps	-40 bps
Normalized EBITDA	1,241.5	-	(217.4)	178.5	1,202.7	-3.1%	14.4%
Normalized EBITDA margin	40.3%				39.7%	-50 bps	-30 bps

Second Quarter 2014 Results July 31, 2014 Page 14

LAS Beer

LAS Beer delivered R$ 324.4 million (-3.0%) of EBITDA, with an EBITDA margin of 39.0% (330 bps compression).

Volumes declined 5.4% in the quarter, mainly driven by high single digit negative volumes in Argentina partially offset by strong volumes in Chile and Bolivia, while NR/hl increased 11.1% due to later timing of our price increases and targeted promotions.

COGS/hl increased 15.0%, which is essentially explained by negative packaging mix, labor-related costs and lower fixed costs dilution. SG&A (excluding depreciation and amortization) expenses increased 17.6%, mostly due to sales and marketing investments related to 2014 FIFA World Cup activations and new product launches, as well as higher distribution expenses, mainly in Argentina, related to fuel prices and labor.

LAS Beer	2Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q14	Reported	Organic
Volume ('000 hl)	4,371.5	-	-	(236.1)	4,135.4	-5.4%	-5.4%
Net revenue	958.9	-	(174.8)	48.5	832.7	-13.2%	5.1%
Net revenue/hl	219.4	-	(42.3)	24.3	201.4	-8.2%	11.1%
COGS	(346.9)	-	56.4	(30.6)	(321.1)	-7.4%	8.8%
COGS/hl	(79.4)	-	13.6	(11.9)	(77.6)	-2.2%	15.0%
Gross profit	612.0	-	(118.4)	18.0	511.6	-16.4%	2.9%
Gross margin	63.8%				61.4%	-240 bps	-130 bps
SG&A excl. deprec.&amort.	(247.9)	-	46.4	(43.6)	(245.1)	-1.1%	17.6%
SG&A deprec.&amort.	(14.2)	-	7.2	(16.2)	(23.2)	63.7%	114.3%
SG&A total	(262.0)	-	53.6	(59.8)	(268.3)	2.4%	22.8%
Other operating income/expenses	(10.1)	-	4.7	4.3	(1.1)	-89.3%	-42.4%
Normalized EBIT	339.9	-	(60.1)	(37.6)	242.2	-28.7%	-11.1%
Normalized EBIT margin	35.4%				29.1%	-640 bps	-540 bps
Normalized EBITDA	416.5	-	(79.6)	(12.5)	324.4	-22.1%	-3.0%
Normalized EBITDA margin	43.4%				39.0%	-450 bps	-330 bps

LAS Beer	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	10,262.1	-	-	34.7	10,296.8	0.3%	0.3%
Net revenue	2,221.3	-	(331.1)	355.2	2,245.4	1.1%	16.0%
Net revenue/hl	216.5	-	(32.2)	33.8	218.1	0.7%	15.6%
COGS	(698.8)	-	86.9	(123.3)	(735.2)	5.2%	17.6%
COGS/hl	(68.1)	-	8.4	(11.7)	(71.4)	4.9%	17.2%
Gross profit	1,522.5	-	(244.2)	231.9	1,510.2	-0.8%	15.2%
Gross margin	68.5%				67.3%	-130 bps	-40 bps
SG&A excl. deprec.&amort.	(502.3)	-	75.9	(111.7)	(538.1)	7.1%	22.2%
SG&A deprec.&amort.	(27.6)	-	10.9	(26.0)	(42.7)	54.8%	94.2%
SG&A total	(529.9)	-	86.8	(137.8)	(580.8)	9.6%	26.0%
Other operating income/expenses	(16.9)	-	11.2	(5.7)	(11.4)	-32.6%	33.7%
Normalized EBIT	975.7	-	(146.2)	88.5	918.0	-5.9%	9.1%
Normalized EBIT margin	43.9%				40.9%	-300 bps	-260 bps
Normalized EBITDA	1,123.1	-	(173.2)	128.0	1,078.0	-4.0%	11.4%
Normalized EBITDA margin	50.6%				48.0%	-260 bps	-200 bps

Second Quarter 2014 Results July 31, 2014 Page 15

LAS CSD & NANC

LAS CSD & NANC EBITDA increased 24.1% to R$ 30.5 million in the quarter.

CSD & NANC volume decline of 3.1% was mainly driven by our performance in Argentina, where industry contracted in the quarter, which was partially offset by volume increase in other countries in the region.  NR/hl grew 14.9%.

LAS CSD & NANC COGS was also primarily impacted by higher labor costs, which, together with a lower fixed costs dilution, drove COGS/hl to an increase of 10.2% in the quarter. SG&A (excluding depreciation and amortization) grew 13.1%, mostly explained by the impact of inflation on distribution expenses.

LAS CSD&Nanc	2Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q14	Reported	Organic
Volume ('000 hl)	3,175.9	-	-	(97.6)	3,078.4	-3.1%	-3.1%
Net revenue	378.6	-	(101.8)	43.1	319.9	-15.5%	11.4%
Net revenue/hl	119.2	-	(33.1)	17.8	103.9	-12.8%	14.9%
COGS	(238.4)	-	55.8	(16.4)	(199.0)	-16.5%	6.9%
COGS/hl	(75.1)	-	18.1	(7.7)	(64.6)	-13.9%	10.2%
Gross profit	140.1	-	(45.9)	26.7	120.9	-13.7%	19.1%
Gross margin	37.0%				37.8%	80 bps	260 bps
SG&A excl. deprec.&amort.	(110.4)	-	26.4	(14.4)	(98.4)	-10.8%	13.1%
SG&A deprec.&amort.	(10.1)	-	0.8	0.9	(8.3)	-17.2%	-9.0%
SG&A total	(120.4)	-	27.2	(13.5)	(106.8)	-11.4%	11.2%
Other operating income/expenses	(1.3)	-	0.7	0.7	0.1	-107.1%	-52.7%
Normalized EBIT	18.4	-	(18.0)	13.9	14.3	-22.2%	75.8%
Normalized EBIT margin	4.8%				4.5%	-40 bps	290 bps
Normalized EBITDA	40.1	-	(19.3)	9.7	30.5	-24.0%	24.1%
Normalized EBITDA margin	10.6%				9.5%	-110 bps	120 bps

LAS CSD&Nanc	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	7,110.8	-	-	16.6	7,127.4	0.2%	0.2%
Net revenue	861.4	-	(190.8)	110.6	781.2	-9.3%	12.8%
Net revenue/hl	121.1	-	(26.8)	15.2	109.6	-9.5%	12.6%
COGS	(522.5)	-	97.4	(17.8)	(442.9)	-15.2%	3.4%
COGS/hl	(73.5)	-	13.7	(2.3)	(62.1)	-15.4%	3.2%
Gross profit	338.9	-	(93.5)	92.9	338.4	-0.2%	27.4%
Gross margin	39.3%				43.3%	400 bps	510 bps
SG&A excl. deprec.&amort.	(239.6)	-	48.5	(36.3)	(227.4)	-5.1%	15.1%
SG&A deprec.&amort.	(21.3)	-	1.1	3.1	(17.2)	-19.5%	-14.5%
SG&A total	(260.9)	-	49.5	(33.2)	(244.5)	-6.3%	12.7%
Other operating income/expenses	(3.2)	-	1.5	(1.9)	(3.5)	11.0%	59.3%
Normalized EBIT	74.9	-	(42.4)	57.8	90.3	20.6%	77.2%
Normalized EBIT margin	8.7%				11.6%	290 bps	500 bps
Normalized EBITDA	118.4	-	(44.2)	50.5	124.7	5.3%	42.7%
Normalized EBITDA margin	13.7%				16.0%	220 bps	370 bps

Second Quarter 2014 Results July 31, 2014 Page 16

Canada

In Canada, we delivered R$ 491.9 million (-0.3%) of EBITDA for the quarter, and EBITDA margin contracted 40 bps to 38.2%.

The Canadian beer industry was positively affected this quarter by favorable weather and the impact of Easter falling in late April in 2014. Reported volumes grew 7.1% mainly driven by industry expansion and market share gains, including the  incremental volumes coming from the Grupo Modelo brands, which we started distributing in the end of 1Q14.

Our EBITDA performance was affected by the later impact of our revenue management strategy, higher COGS/hl mainly due to currency hedges and increased sales and marketing expenses, which were mainly concentrated in the first half of the year and include the investments behind innovations such as Shock Top extension, 8oz “Quickie” cans and “3 Below” Coolers.

The scope change in Canada refers to the addition of the Grupo Modelo brands commencing on March 1st as well as a change in accounting methodology for our joint venture distribution companies from proportionate consolidation to equity accounting.

Canada results	2Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q14	Reported	Organic
Volume ('000 hl)	2,531.1	168.1	-	11.2	2,710.4	7.1%	0.4%
Net revenue	1,132.7	106.0	40.1	10.3	1,289.0	13.8%	0.8%
Net revenue/hl	447.5	11.4	14.8	1.9	475.6	6.3%	0.4%
COGS	(326.3)	(38.4)	(11.8)	(14.1)	(390.6)	19.7%	3.9%
COGS/hl	(128.9)	(6.2)	(4.4)	(4.6)	(144.1)	11.8%	3.4%
Gross profit	806.4	67.6	28.2	(3.8)	898.4	11.4%	-0.4%
Gross margin	71.2%				69.7%	-150 bps	-90 bps
SG&A excl. deprec.&amort.	(343.5)	(77.6)	(9.4)	(5.0)	(435.6)	26.8%	1.2%
SG&A deprec.&amort.	(11.9)	4.7	(0.2)	(1.4)	(8.8)	-26.1%	19.8%
SG&A total	(355.4)	(72.9)	(9.6)	(6.5)	(444.4)	25.0%	1.5%
Other operating income/expenses	(0.5)	(3.6)	0.2	4.5	0.6	nm	-108.5%
Normalized EBIT	450.5	(9.0)	18.8	(5.8)	454.5	0.9%	-1.3%
Normalized EBIT margin	39.8%				35.3%	-450 bps	-70 bps
Normalized EBITDA	487.2	(13.7)	19.8	(1.5)	491.9	1.0%	-0.3%
Normalized EBITDA margin	43.0%				38.2%	-490 bps	-40 bps

Canada results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	4,350.1	199.4	-	(44.1)	4,505.3	3.6%	-1.0%
Net revenue	1,934.9	125.2	106.5	(15.0)	2,151.5	11.2%	-0.7%
Net revenue/hl	444.8	8.0	23.6	1.1	477.6	7.4%	0.2%
COGS	(563.9)	(47.1)	(31.9)	(10.9)	(653.7)	15.9%	1.8%
COGS/hl	(129.6)	(4.7)	(7.1)	(3.7)	(145.1)	11.9%	2.8%
Gross profit	1,371.0	78.1	74.6	(26.0)	1,497.8	9.2%	-1.8%
Gross margin	70.9%				69.6%	-120 bps	-70 bps
SG&A excl. deprec.&amort.	(683.6)	(100.9)	(41.1)	(23.7)	(849.3)	24.2%	3.0%
SG&A deprec.&amort.	(23.6)	10.9	(0.9)	(3.2)	(16.8)	-28.6%	25.6%
SG&A total	(707.1)	(90.1)	(42.0)	(27.0)	(866.2)	22.5%	3.4%
Other operating income/expenses	(0.2)	(5.4)	0.2	4.3	(1.0)	nm	-78.0%
Normalized EBIT	663.7	(17.3)	32.8	(48.6)	630.6	-5.0%	-7.5%
Normalized EBIT margin	34.3%				29.3%	-500 bps	-220 bps
Normalized EBITDA	733.6	(28.2)	36.6	(39.4)	702.6	-4.2%	-5.6%
Normalized EBITDA margin	37.9%				32.7%	-530 bps	-160 bps

Second Quarter 2014 Results July 31, 2014 Page 17

Other operating income / (expense)

Other operating income increased R$ 39.6 million, totaling R$ 339.8 million in 2Q14, driven by a higher benefit of government grants.

Other operating income/(expenses)	2Q13 Reference Base	2Q14	YTD13 Reference Base	YTD14

R$ million

Government grants/NPV of long term fiscal incentives	228.8	325.0	553.8	617.3
(Additions to)/reversals of provisions	(1.3)	(7.9)	(1.3)	(13.8)
Net gain on disposal of property, plant and equipment and intangible assets	7.2	1.3	2.6	(6.5)
Net other operating income	65.4	21.4	69.2	(18.9)

	300.2	339.8	624.3	578.1

Special items

During the second quarter we recorded an expense of R$ 7.1 million in special items (as compared to R$ 5.3 million in 2Q13) in connection with restructuring costs.

Special items	2Q13 Reference Base	2Q14	YTD13 Reference Base	YTD14

R$ million

Restructuring	(5.3)	(7.1)	(6.2)	(13.7)
Acquisition of subsidiaries	-	-	-	-
Other special items	-	-	-	-

	(5.3)	(7.1)	(6.2)	(13.7)

Second Quarter 2014 Results July 31, 2014 Page 18

Net finance results

Net finance results totaled an expense of R$ 298.0 million during the second quarter and increased by R$ 30.7 million versus 2Q13, due to higher interest expenses mainly driven by a one-time expense associated with litigations.

Net finance results	2Q13 Reference Base	2Q14	YTD13 Reference Base	YTD14

R$ million

Interest income	62.0	56.0	142.8	162.2
Interest expenses	(131.5)	(196.7)	(249.8)	(334.5)
Gains/(losses) on derivative instruments	(116.9)	18.4	(153.7)	(155.2)
Gains/(losses) on non-derivative instruments	28.7	(79.1)	(10.0)	(161.6)
Taxes on financial transactions	(15.0)	(25.4)	(42.4)	(43.8)
Other financial income/(expenses), net	(94.6)	(71.3)	(191.9)	(133.8)

Net finance results	(267.3)	(298.0)	(505.1)	(666.8)

As of June 30, 2014 we held a net cash position of R$ 3,748.8 million (down from R$ 8,921.0 million as of December 31, 2013).  Consolidated debt corresponded to R$ 2,656.7 million whereas cash and cash equivalents totaled R$ 6,273.9 million, down from R$ 11,538.2 million as of December 31st, 2013.

	December 2013			June 2014
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	574.9	1,361.8	1,936.7	505.7	1,431.8	1,937.5
Foreign Currency	465.7	503.5	969.1	364.0	355.3	719.2
Consolidated Debt	1,040.6	1,865.2	2,905.8	869.7	1,787.0	2,656.7

Cash and Cash Equivalents			11,538.2			6,273.9
Current Investment Securities			288.6			379.9
Bank overdrafts			-			(248.3)

Net Debt/ (Cash)			(8,921.0)			(3,748.8)

Second Quarter 2014 Results July 31, 2014 Page 19

Provision for income tax & social contribution

The weighted nominal tax rate for the quarter was 31.5%, compared to 32.0% of 2Q13. Our effective tax rate was 10.4%, impacted by a higher interest on capital benefit during the quarter, which was partially offset by lower benefits from amortization on tax books and other tax adjustments.

The table below shows the reconciliation for income tax and social contribution provision.

	2Q13 Reference Base		YTD13 Reference Base
Income tax and social contribution
R$ million		2Q14		YTD14

Profit before tax	2,434.4	2,471.6	5,309.1	5,620.2

Adjustment on taxable basis
Non-taxable net financial and other income	(92.5)	(132.6)	(192.3)	(261.9)
Goverment grants (VAT)	(184.4)	(295.1)	(340.9)	(510.7)
Share of results of associates	(0.1)	(2.3)	(1.8)	(10.2)
Expenses not deductible for tax purposes	118.1	66.3	138.0	240.7
	2,275.5	2,107.8	4,912.1	5,078.1
Aggregated weighted nominal tax rate	32.0%	31.5%	32.3%	32.2%
Taxes – nominal rate	(728.9)	(663.1)	(1,588.3)	(1,636.9)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	4.0	340.0	128.6	680.0
Tax benefit - amortization on tax books	62.6	56.2	125.2	107.7
Other tax adjustments	139.2	10.9	309.9	41.4
Income tax and social contribution expense	(523.1)	(256.0)	(1,024.6)	(807.8)
Effective tax rate	21.5%	10.4%	19.3%	14.4%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of June 30, 2014.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,694,105,030	61.9%
FAHZ	1,507,881,105	9.6%
Market	4,468,331,349	28.5%
Outstanding	15,670,317,484	100.0%
Treasury	565,060
TOTAL	15,670,882,544
Free float BM&FBovespa	3,106,520,212	19.8%
Free float NYSE	1,361,811,137	8.7%

Second Quarter 2014 Results July 31, 2014 Page 20

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	2Q13 Reference Base	2Q14	YTD13 Reference Base	YTD14
Profit - Ambev holders	1,147.4	2,166.9	2,589.7	4,713.5
Non-controlling interest	763.9	48.7	1,694.9	98.9
Income tax expense	523.1	256.0	1,024.6	807.8
Profit before taxes	2,434.4	2,471.6	5,309.1	5,620.2
Share of results of associates	(0.1)	(2.3)	(1.8)	(10.2)
Net finance results	267.3	298.0	505.1	666.8
Special items	5.3	7.1	6.2	13.7
Normalized EBIT	2,707.0	2,774.4	5,818.7	6,290.6
Depreciation & amortization - total	531.7	552.9	1,044.0	1,087.8
Normalized EBITDA	3,238.6	3,327.4	6,862.7	7,378.4

2013 Reference Base

In view of the stock swap merger involving Companhia de Bebidas das Américas – Ambev and Ambev S.A., which was approved by shareholders on July 30, 2013, the 2013 Reference Base figures reflect the predecessor cost accounting method applied to 2013 figures previously reported for comparability purposes, since the stock swap merger involved entities under common control.

In addition, as from January 1, 2014 our HILA-Ex region also includes the operations of Bucanero. To that effect, we have in this release restated figures for 2013, once the predecessor cost accounting method was also applied to this transaction that involved entities under common control.

On page 27, annex 1, we included an updated version of our 2013 Reference Base with quarterly figures.

Second Quarter 2014 Results July 31, 2014 Page 21

Q2 2014 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer
Nelson Jamel Chief Financial and Investor Relations Officer

Language:	English

Date:	July 31, 2014 (Thursday)

Time:	12:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1 (877) 317-6776
	International participants	+ 1 (412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.neo1.net/Cover.aspx?PlatformId=1sxFn2gATTsoK7m5Pu4Rkw%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10049079# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Marino Lima Fernando Robbi (+55 11) 2122-1415 (+55 11) 2122-1414 marino.lima@ambev.com.br fernando.robbi@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

.

Second Quarter 2014 Results July 31, 2014 Page 22

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex			Operations			Consolidated
	2Q13 Reference Base	2Q14%		2Q13 Reference Base	2Q14%		2Q13 Reference Base	2Q14%		2Q13 Reference Base	2Q14%		2Q13 Reference Base	2Q14%		2Q13 Reference Base	2Q14%		2Q13 Reference Base	2Q14%
Volumes (000 hl)	18,875	20,234	7.2%	6,661	7,249	8.8%	25,536	27,484	7.6%	7,547	7,214	-4.4%	1,689	1,903	12.0%	2,531	2,710	0.4%	37,303	39,311	4.9%

R$ million
Net sales	3,940.4	4,383.0	11.2%	784.1	875.7	11.7%	4,724.5	5,258.6	11.3%	1,337.5	1,152.6	6.8%	375.6	477.2	19.2%	1,132.7	1,289.0	0.8%	7,570.2	8,177.4	9.2%
% of total	52.1%	53.6%		10.4%	10.7%		62.4%	64.3%		17.7%	14.1%		5.0%	5.8%		15.0%	15.8%		100.0%	100.0%
COGS	(1,212.0)	(1,470.4)	21.3%	(359.2)	(428.2)	19.2%	(1,571.3)	(1,898.6)	20.8%	(585.3)	(520.0)	8.0%	(184.2)	(231.4)	17.4%	(326.3)	(390.6)	3.9%	(2,667.0)	(3,040.7)	15.5%
% of total	45.4%	48.4%		13.5%	14.1%		58.9%	62.4%		21.9%	17.1%		6.9%	7.6%		12.2%	12.8%		100.0%	100.0%
Gross profit	2,728.4	2,912.5	6.8%	424.9	447.5	5.3%	3,153.2	3,360.0	6.6%	752.2	632.5	5.9%	191.4	245.8	20.9%	806.4	898.4	-0.4%	4,903.2	5,136.8	5.8%
% of total	55.6%	56.7%		8.7%	8.7%		64.3%	65.4%		15.3%	12.3%		3.9%	4.8%		16.4%	17.5%		100.0%	100.0%
SG&A	(1,411.9)	(1,517.6)	7.5%	(226.8)	(219.9)	-3.0%	(1,638.6)	(1,737.4)	6.0%	(382.5)	(375.1)	19.2%	(119.9)	(145.2)	13.8%	(355.4)	(444.4)	1.5%	(2,496.4)	(2,702.2)	7.6%
% of total	56.6%	56.2%		9.1%	8.1%		65.6%	64.3%		15.3%	13.9%		4.8%	5.4%		14.2%	16.4%		100.0%	100.0%
Other operating income/(expenses)	246.3	288.9	17.3%	62.8	53.5	-14.8%	309.1	342.4	10.8%	(11.5)	(1.0)	-43.6%	3.1	(2.1)	-159.5%	(0.5)	0.6	-108.5%	300.2	339.8	12.8%
% of total	82.0%	85.0%		20.9%	15.8%		103.0%	100.8%		-3.8%	-0.3%		1.0%	-0.6%		-0.2%	0.2%		100.0%	100.0%
Normalized EBIT	1,562.8	1,683.8	7.7%	260.9	281.1	7.8%	1,823.7	1,965.0	7.7%	358.2	256.5	-6.6%	74.6	98.4	24.8%	450.5	454.5	-1.3%	2,707.0	2,774.4	4.8%
% of total	57.7%	60.7%		9.6%	10.1%		67.4%	70.8%		13.2%	9.2%		2.8%	3.5%		16.6%	16.4%		100.0%	100.0%
Normalized EBITDA	1,859.6	1,999.7	7.5%	322.3	339.7	5.4%	2,182.0	2,339.4	7.2%	456.6	354.9	-0.6%	112.8	141.1	18.4%	487.2	491.9	-0.3%	3,238.6	3,327.4	5.4%
% of total	57.4%	60.1%		10.0%	10.2%		67.4%	70.3%		14.1%	10.7%		3.5%	4.2%		15.0%	14.8%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-30.8%	-33.5%		-45.8%	-48.9%		-33.3%	-36.1%		-43.8%	-45.1%		-49.0%	-48.5%		-28.8%	-30.3%		-35.2%	-37.2%
Gross profit	69.2%	66.5%		54.2%	51.1%		66.7%	63.9%		56.2%	54.9%		51.0%	51.5%		71.2%	69.7%		64.8%	62.8%
SG&A	-35.8%	-34.6%		-28.9%	-25.1%		-34.7%	-33.0%		-28.6%	-32.5%		-31.9%	-30.4%		-31.4%	-34.5%		-33.0%	-33.0%
Other operating income/(expenses)	6.3%	6.6%		8.0%	6.1%		6.5%	6.5%		-0.9%	-0.1%		0.8%	-0.4%		0.0%	0.0%		4.0%	4.2%
Normalized EBIT	39.7%	38.4%		33.3%	32.1%		38.6%	37.4%		26.8%	22.3%		19.9%	20.6%		39.8%	35.3%		35.8%	33.9%
Normalized EBITDA	47.2%	45.6%		41.1%	38.8%		46.2%	44.5%		34.1%	30.8%		30.0%	29.6%		43.0%	38.2%		42.8%	40.7%

Per hectoliter - (R$/hl)
Net sales	208.8	216.6	3.8%	117.7	120.8	2.6%	185.0	191.3	3.4%	177.2	159.8	11.8%	222.4	250.8	6.4%	447.5	475.6	0.4%	202.9	208.0	4.2%
COGS	(64.2)	(72.7)	13.2%	(53.9)	(59.1)	9.5%	(61.5)	(69.1)	12.3%	(77.6)	(72.1)	13.0%	(109.1)	(121.6)	4.8%	(128.9)	(144.1)	3.6%	(71.5)	(77.3)	10.3%
Gross profit	144.5	143.9	-0.4%	63.8	61.7	-3.2%	123.5	122.3	-1.0%	99.7	87.7	10.8%	113.4	129.2	7.9%	318.6	331.5	-0.9%	131.4	130.7	0.9%
SG&A	(74.8)	(75.0)	0.3%	(34.0)	(30.3)	-10.9%	(64.2)	(63.2)	-1.5%	(50.7)	(52.0)	24.7%	(71.0)	(76.3)	1.6%	(140.4)	(164.0)	5.5%	(66.9)	(68.7)	2.7%
Other operating income/(expenses)	13.0	14.3	9.4%	9.4	7.4	-21.7%	12.1	12.5	2.9%	(1.5)	(0.1)	-41.0%	1.8	(1.1)	-152.1%	(0.2)	0.2	nm	8.0	8.6	7.4%
Normalized EBIT	82.8	83.2	0.5%	39.2	38.8	-1.0%	71.4	71.5	0.1%	47.5	35.6	-2.3%	44.2	51.7	11.4%	178.0	167.7	-5.0%	72.6	70.6	0.0%
Normalized EBITDA	98.5	98.8	0.3%	48.4	46.9	-3.2%	85.4	85.1	-0.4%	60.5	49.2	4.0%	66.8	74.2	5.7%	192.5	181.5	-4.8%	86.8	84.6	0.5%

.

Second Quarter 2014 Results July 31, 2014 Page 23

Ambev - Segment financial information
Organic Results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex			Operations			Consolidated
	YTD13 Reference Base	YTD14%		YTD13 Reference Base	YTD14%		YTD13 Reference Base	YTD14%		YTD13 Reference Base	YTD14%		YTD13 Reference Base	YTD14%		YTD13 Reference Base	YTD14%		YTD13 Reference Base	YTD14%
Volumes (000 hl)	38,693	42,219	9.1%	13,882	14,625	5.4%	52,575	56,844	8.1%	17,373	17,424	0.3%	3,223	3,522	8.9%	4,350	4,505	-1.0%	77,521	82,295	5.9%

R$ million
Net sales	8,063.5	9,376.6	16.3%	1,606.8	1,770.9	10.2%	9,670.3	11,147.5	15.3%	3,082.7	3,026.7	15.1%	714.3	896.8	14.6%	1,934.9	2,151.5	-0.7%	15,402.2	17,222.5	13.1%
% of total	52.4%	54.4%		10.4%	10.3%		62.8%	64.7%		20.0%	17.6%		4.6%	5.2%		12.6%	12.5%		100.0%	100.0%
COGS	(2,470.4)	(2,927.8)	18.5%	(756.9)	(851.9)	12.6%	(3,227.3)	(3,779.7)	17.1%	(1,221.3)	(1,178.1)	11.5%	(352.4)	(437.5)	12.8%	(563.9)	(653.7)	1.8%	(5,364.8)	(6,049.0)	13.8%
% of total	46.0%	48.4%		14.1%	14.1%		60.2%	62.5%		22.8%	19.5%		6.6%	7.2%		10.5%	10.8%		100.0%	100.0%
Gross profit	5,593.2	6,448.8	15.3%	849.9	919.0	8.1%	6,443.0	7,367.8	14.4%	1,861.4	1,848.6	17.4%	361.9	459.4	16.4%	1,371.0	1,497.8	-1.8%	10,037.4	11,173.5	12.7%
% of total	55.7%	57.7%		8.5%	8.2%		64.2%	65.9%		18.5%	16.5%		3.6%	4.1%		13.7%	13.4%		100.0%	100.0%
SG&A	(2,692.6)	(3,028.3)	12.5%	(416.7)	(444.4)	6.6%	(3,109.3)	(3,472.8)	11.7%	(790.8)	(825.3)	21.6%	(235.8)	(296.8)	14.5%	(707.1)	(866.2)	3.4%	(4,843.1)	(5,461.0)	12.1%
% of total	55.6%	55.5%		8.6%	8.1%		64.2%	63.6%		16.3%	15.1%		4.9%	5.4%		14.6%	15.9%		100.0%	100.0%
Other operating income/(expenses)	529.4	512.2	-3.2%	117.3	84.4	-28.1%	646.7	596.6	-7.7%	(20.1)	(14.9)	37.7%	(2.2)	(2.6)	-0.2%	(0.2)	(1.0)	-78.0%	624.3	578.1	-8.6%
% of total	84.8%	88.6%		18.8%	14.6%		103.6%	103.2%		-3.2%	-2.6%		-0.3%	-0.5%		0.0%	-0.2%		100.0%	100.0%
Normalized EBIT	3,429.9	3,932.7	14.7%	550.5	559.0	1.5%	3,980.4	4,491.6	12.8%	1,050.6	1,008.3	13.9%	123.9	160.0	20.3%	663.7	630.6	-7.5%	5,818.7	6,290.6	10.9%
% of total	58.9%	62.5%		9.5%	8.9%		68.4%	71.4%		18.1%	16.0%		2.1%	2.5%		11.4%	10.0%		100.0%	100.0%
Normalized EBITDA	4,016.3	4,539.7	13.0%	673.7	686.8	1.9%	4,690.0	5,226.5	11.4%	1,241.5	1,202.7	14.4%	197.6	246.6	15.7%	733.6	702.6	-5.6%	6,862.7	7,378.4	10.3%
% of total	58.5%	61.5%		9.8%	9.3%		68.3%	70.8%		18.1%	16.3%		2.9%	3.3%		10.7%	9.5%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-30.6%	-31.2%		-47.1%	-48.1%		-33.4%	-33.9%		-39.6%	-38.9%		-49.3%	-48.8%		-29.1%	-30.4%		-34.8%	-35.1%
Gross profit	69.4%	68.8%		52.9%	51.9%		66.6%	66.1%		60.4%	61.1%		50.7%	51.2%		70.9%	69.6%		65.2%	64.9%
SG&A	-33.4%	-32.3%		-25.9%	-25.1%		-32.2%	-31.2%		-25.7%	-27.3%		-33.0%	-33.1%		-36.5%	-40.3%		-31.4%	-31.7%
Other operating income/(expenses)	6.6%	5.5%		7.3%	4.8%		6.7%	5.4%		-0.7%	-0.5%		-0.3%	-0.3%		0.0%	0.0%		4.1%	3.4%
Normalized EBIT	42.5%	41.9%		34.3%	31.6%		41.2%	40.3%		34.1%	33.3%		17.4%	17.8%		34.3%	29.3%		37.8%	36.5%
Normalized EBITDA	49.8%	48.4%		41.9%	38.8%		48.5%	46.9%		40.3%	39.7%		27.7%	27.5%		37.9%	32.7%		44.6%	42.8%

Per hectoliter - (R$/hl)
Net sales	208.4	222.1	6.6%	115.7	121.1	4.6%	183.9	196.1	6.6%	177.4	173.7	14.8%	221.6	254.6	5.2%	444.8	477.6	0.2%	198.7	209.3	6.9%
COGS	(63.8)	(69.3)	8.6%	(54.5)	(58.3)	6.8%	(61.4)	(66.5)	8.3%	(70.3)	(67.6)	11.2%	(109.3)	(124.2)	3.5%	(129.6)	(145.1)	2.9%	(69.2)	(73.5)	7.6%
Gross profit	144.6	152.7	5.7%	61.2	62.8	2.6%	122.6	129.6	5.8%	107.1	106.1	17.1%	112.3	130.4	6.9%	315.2	332.4	-0.8%	129.5	135.8	6.5%
SG&A	(69.6)	(71.7)	3.1%	(30.0)	(30.4)	1.2%	(59.1)	(61.1)	3.3%	(45.5)	(47.4)	21.3%	(73.2)	(84.3)	5.1%	(162.6)	(192.3)	7.8%	(62.5)	(66.4)	5.9%
Other operating income/(expenses)	13.7	12.1	-11.3%	8.5	5.8	-31.7%	12.3	10.5	-14.7%	(1.2)	(0.9)	37.3%	(0.7)	(0.8)	-8.3%	(0.0)	(0.2)	nm	8.1	7.0	-13.5%
Normalized EBIT	88.6	93.2	5.1%	39.7	38.2	-3.6%	75.7	79.0	4.4%	60.5	57.9	13.6%	38.4	45.4	10.4%	152.6	140.0	-9.5%	75.1	76.4	4.8%
Normalized EBITDA	103.8	107.5	3.6%	48.5	47.0	-3.2%	89.2	91.9	3.1%	71.5	69.0	14.0%	61.3	70.0	6.2%	168.6	156.0	-8.6%	88.5	89.7	4.2%

Second Quarter 2014 Results July 31, 2014 Page 24

CONSOLIDATED BALANCE SHEET	June 2014	December 2013
R$ million
Assets
Current assets
Cash and cash equivalents	6,273.9	11,538.2
Investment securities (CURRENT)	379.9	288.6
Trade and other receivables (current)	5,433.0	5,490.2
Inventories	3,120.5	2,835.6
Income tax receivable	566.0	656.4
Assets held for sale	-	-
	15,773.3	20,809.1
Non-current assets
Investment securities	70.3	63.8
Trade and other receivables	2,139.5	2,260.2
Deferred tax assets	1,560.6	1,647.8
Income tax receivable (non-current)	10.9	11.1
Employee benefits	15.3	23.5
Investments in associates	45.8	26.5
Property, plant and equipment	13,913.5	14,005.6
Intangible assets	3,237.9	3,214.0
Goodwill	26,222.0	27,023.7
	47,215.8	48,276.1

Total assets	62,989.0	69,085.2

Equity and liabilities
Current liabilities
Trade and other payables	12,071.5	15,270.0
Interest-bearing loans and borrowings (current)	869.7	1,040.6
Bank overdrafts	248.3	-
Income tax and social contribution payable	1,112.2	897.1
Provisions	155.1	145.0
	14,456.7	17,352.7
Non-current liabilities
Trade and other payables (NON CURRENT)	1,271.8	1,556.9
Interest-bearing loans and borrowings	1,787.0	1,865.2
Deferred tax liabilities	1,720.9	2,095.7
Provisions (non-CURRENT)	446.7	431.7
Employee benefits (non CURRENT)	1,357.3	1,558.3
	6,583.7	7,507.8

Total liabilities	21,040.4	24,860.5

Equity
Issued capital	57,131.3	57,000.8
Reserves	57,163.6	61,220.3
Comprehensive income	(77,073.3)	(75,228.6)
Retained earnings	3,592.8	-
Equity attributable to equity holders of Ambev	40,814.5	42,992.5
Non-controlling interests	1,134.1	1,232.2
Total Equity	41,948.6	44,224.7

Total equity and liabilities	62,989.0	69,085.2

Second Quarter 2014 Results July 31, 2014 Page 25

CONSOLIDATED STATEMENT OF OPERATIONS		2Q13 Reference Base		YTD13 Reference Base
R$ million	2Q14		YTD14

Net sales	8,177.4	7,570.2	17,222.5	15,402.2
Cost of sales	(3,040.7)	(2,667.0)	(6,049.0)	(5,364.8)
Gross profit	5,136.8	4,903.2	11,173.5	10,037.4

Sales and marketing expenses	(2,347.2)	(2,092.7)	(4,662.7)	(4,086.2)
Administrative expenses	(354.9)	(403.8)	(798.4)	(756.8)
Other operating income/(expenses)	339.8	300.2	578.1	624.3

Normalized EBIT	2,774.4	2,707.0	6,290.6	5,818.7

Special items	(7.1)	(5.3)	(13.7)	(6.2)

Income from operations (EBIT)	2,767.3	2,701.7	6,276.9	5,812.4

Net finance results	(298.0)	(267.3)	(666.8)	(505.1)
Share of results of associates	2.3	0.1	10.2	1.8

Profit before income tax	2,471.6	2,434.4	5,620.2	5,309.1

Income tax expense	(256.0)	(523.1)	(807.8)	(1,024.6)

Profit	2,215.6	1,911.3	4,812.4	4,284.6
Attributable to:
Equity holders of Ambev	2,166.9	1,147.4	4,713.5	2,589.7
Non-controlling interest	48.7	763.9	98.9	1,694.9

Nº of basic shares outstanding	15,668.5	9,693.6	15,664.2	9,693.6
Nº of diluted shares outstanding	15,811.7	9,834.8	15,811.0	9,836.5

Basic earnings per share (common)	0.14	0.12	0.30	0.27
Diluted earnings per share (common)	0.14	0.12	0.30	0.26

Second Quarter 2014 Results July 31, 2014 Page 26

Cash Flows from Operating Activities		2Q13 Reference Base		YTD13 Reference Base
R$ million	2Q14		YTD14
Cash Flows from Operating Activities
Profit	2,215.6	1,911.3	4,812.4	4,284.6
Depreciation, amortization and impairment	552.9	531.7	1,087.8	1,044.0
Impairment losses on receivables and inventories	14.4	32.3	34.0	72.6
Additions/(reversals) in provisions and employee benefits	41.5	25.8	80.8	74.4
Net finance cost	298.0	267.3	666.8	505.1
Loss/(gain) on sale of property, plant and equipment and intangible assets	(1.3)	(7.2)	6.5	(2.6)
Equity-settled share-based payment expense	36.2	37.8	80.7	80.8
Income tax expense	256.0	523.1	807.8	1,024.6
Share of result of associates	(2.3)	(0.1)	(10.2)	(1.8)
Other non-cash items included in the profit	(23.2)	(24.6)	(190.8)	(74.2)
Cash flow from operating activities before changes in working capital and use of provisions	3,387.8	3,297.4	7,375.8	7,007.4
Decrease/(increase) in trade and other receivables	(217.8)	(225.9)	(35.3)	(46.0)
Decrease/(increase) in inventories	(71.0)	160.0	(406.3)	(291.6)
Increase/(decrease) in trade and other payables	(116.4)	(654.4)	(1,311.4)	(2,332.3)
Cash generated from operations	2,982.6	2,577.2	5,622.8	4,337.5
Interest paid	(247.9)	(2.9)	(510.3)	(161.8)
Interest received	188.8	(35.3)	381.5	187.1
Dividends received	30.2	45.2	43.8	110.7
Income tax paid	(362.4)	(841.2)	(1,348.3)	(1,909.5)
Cash flow from operating activities	2,591.3	1,742.9	4,189.6	2,564.1
Proceeds from sale of property, plant, equipment and intangible assets	19.6	19.8	59.1	27.2
Acquisition of property, plant, equipment and intangible assets	(1,120.6)	(756.6)	(1,996.4)	(1,301.0)
Acquisition of subsidiaries, net of cash acquired	-	(106.8)	-	(169.4)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities	34.6	(113.8)	(98.7)	(35.0)
Net proceeds/(acquisition) of other assets	(0.2)	-	4.7	(0.0)
Cash flow used in investing activities	(1,066.6)	(957.4)	(2,031.2)	(1,478.2)
Capital increase and advancement for future capital increase	130.9	-	132.1	-
Share Premium	1.6	-	-	-
Increase/(decrease) in capital in subsidiaries / non-controlling	-	0.7	-	152.9
Proceeds/repurchase of treasury shares	(9.2)	(16.6)	(13.0)	(8.9)
Proceeds from borrowings	214.7	593.6	467.3	287.3
Repayment of borrowings	(519.6)	(438.9)	(1,078.4)	(648.5)
Cash net finance costs other than interests	(470.7)	(261.7)	(778.6)	(262.5)
Payment of finance lease liabilities	(0.5)	(0.8)	(0.8)	(0.8)
Dividends paid	(2,075.9)	(58.5)	(5,992.0)	(5,089.0)
Cash flow used in financing activities	(2,728.8)	(182.2)	(7,263.3)	(5,569.5)
Net increase/(decrease) in cash and cash equivalents	(1,204.1)	603.4	(5,104.9)	(4,483.7)
Cash and cash equivalents less bank overdrafts at beginning of period	7,295.7	4,031.1	11,538.2	9,259.3
Effect of exchange rate fluctuations	(66.0)	171.6	(407.7)	30.5
Cash and cash equivalents less bank overdrafts at end of period	6,025.6	4,806.1	6,025.6	4,806.1

Second Quarter 2014 Results July 31, 2014 Page 27

ANNEX I – 2013 REFERENCE BASE

Consolidated income statement	1Q13	2Q13	3Q13	4Q13	2013
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Net revenue	7,832.0	7,570.2	8,544.3	11,132.6	35,079.1
Cost of goods sold (COGS)	(2,697.8)	(2,667.0)	(2,884.1)	(3,323.6)	(11,572.5)
Gross profit	5,134.2	4,903.2	5,660.1	7,809.0	23,506.6
Selling, general and administrative (SG&A)	(2,346.6)	(2,496.4)	(2,364.9)	(2,600.3)	(9,808.3)
Other operating income	324.1	300.2	394.3	743.0	1,761.7
Normalized operating income (normalized EBIT)	3,111.7	2,707.0	3,689.6	5,951.7	15,460.0
Special items above EBIT	(1.0)	(5.3)	(6.9)	(16.0)	(29.2)
Net finance results	(237.8)	(267.3)	(497.4)	(558.9)	(1,561.4)
Share of results of associates	1.7	0.1	3.9	5.7	11.4
Income tax expense	(501.4)	(523.1)	(839.2)	(617.6)	(2,481.4)
Profit	2,373.2	1,911.3	2,350.0	4,764.9	11,399.4

Normalized EBITDA	3,624.1	3,238.6	4,227.8	6,474.6	17,565.1

Ambev results	1Q13	2Q13	3Q13	4Q13	2013
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	40,218.0	37,303.1	39,620.5	49,326.7	166,468.3
Net revenue	7,832.0	7,570.2	8,544.3	11,132.6	35,079.1
Net revenue/hl	194.7	202.9	215.7	225.7	210.7
COGS	(2,697.8)	(2,667.0)	(2,884.1)	(3,323.6)	(11,572.5)
COGS/hl	(67.1)	(71.5)	(72.8)	(67.4)	(69.5)
Gross profit	5,134.2	4,903.2	5,660.1	7,809.0	23,506.6
Gross margin	65.6%	64.8%	66.2%	70.1%	67.0%
SG&A excl. deprec.&amort.	(2,182.7)	(2,329.4)	(2,188.6)	(2,443.7)	(9,144.3)
SG&A deprec.&amort.	(163.9)	(167.0)	(176.3)	(156.7)	(663.9)
SG&A total	(2,346.6)	(2,496.4)	(2,364.9)	(2,600.3)	(9,808.3)
Other operating income	324.1	300.2	394.3	743.0	1,761.7
Normalized EBIT	3,111.7	2,707.0	3,689.6	5,951.7	15,460.0
Normalized EBIT margin	39.7%	35.8%	43.2%	53.5%	44.1%
Normalized EBITDA	3,624.1	3,238.6	4,227.8	6,474.6	17,565.1
Normalized EBITDA margin	46.3%	42.8%	49.5%	58.2%	50.1%

Second Quarter 2014 Results July 31, 2014 Page 28

LAN results	1Q13	2Q13	3Q13	4Q13	2013
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	28,573.5	27,224.6	28,849.0	35,768.3	120,415.4
Net revenue	5,284.5	5,100.1	5,668.0	7,714.8	23,767.4
Net revenue/hl	184.9	187.3	196.5	215.7	197.4
COGS	(1,824.2)	(1,755.4)	(1,870.0)	(2,277.6)	(7,727.3)
COGS/hl	(63.8)	(64.5)	(64.8)	(63.7)	(64.2)
Gross profit	3,460.3	3,344.6	3,798.0	5,437.2	16,040.1
Gross margin	65.5%	65.6%	67.0%	70.5%	67.5%
SG&A excl. deprec.&amort.	(1,459.0)	(1,627.6)	(1,469.4)	(1,663.8)	(6,219.9)
SG&A deprec.&amort.	(127.6)	(130.9)	(129.9)	(117.5)	(505.8)
SG&A total	(1,586.6)	(1,758.5)	(1,599.2)	(1,781.3)	(6,725.7)
Other operating income	332.4	312.2	389.3	734.2	1,768.0
Normalized EBIT	2,206.1	1,898.3	2,588.1	4,390.0	11,082.4
Normalized EBIT margin	41.7%	37.2%	45.7%	56.9%	46.6%
Normalized EBITDA	2,592.8	2,294.8	2,970.1	4,767.0	12,624.7
Normalized EBITDA margin	49.1%	45.0%	52.4%	61.8%	53.1%

Ambev Brazil results	1Q13	2Q13	3Q13	4Q13	2013
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	27,038.6	25,536.1	26,907.3	33,666.0	113,148.0
Net revenue	4,945.8	4,724.5	5,208.5	7,162.0	22,040.8
Net revenue/hl	182.9	185.0	193.6	212.7	194.8
COGS	(1,656.0)	(1,571.3)	(1,643.1)	(2,041.4)	(6,911.8)
COGS/hl	(61.2)	(61.5)	(61.1)	(60.6)	(61.1)
Gross profit	3,289.8	3,153.2	3,565.3	5,120.6	15,129.0
Gross margin	66.5%	66.7%	68.5%	71.5%	68.6%
SG&A excl. deprec.&amort.	(1,355.3)	(1,519.9)	(1,350.8)	(1,520.5)	(5,746.6)
SG&A deprec.&amort.	(115.4)	(118.7)	(119.4)	(105.4)	(458.8)
SG&A total	(1,470.7)	(1,638.6)	(1,470.2)	(1,625.9)	(6,205.4)
Other operating income	337.6	309.1	390.8	737.9	1,775.4
Normalized EBIT	2,156.7	1,823.7	2,485.9	4,232.6	10,699.0
Normalized EBIT margin	43.6%	38.6%	47.7%	59.1%	48.5%
Normalized EBITDA	2,508.0	2,182.0	2,825.0	4,567.6	12,082.7
Normalized EBITDA margin	50.7%	46.2%	54.2%	63.8%	54.8%

Second Quarter 2014 Results July 31, 2014 Page 29

Beer Brazil results	1Q13	2Q13	3Q13	4Q13	2013
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	19,817.2	18,875.5	19,635.1	24,646.2	82,973.9
Net revenue	4,123.1	3,940.4	4,331.9	6,011.7	18,407.2
Net revenue/hl	208.1	208.8	220.6	243.9	221.8
COGS	(1,258.4)	(1,212.0)	(1,267.4)	(1,585.9)	(5,323.7)
COGS/hl	(63.5)	(64.2)	(64.5)	(64.3)	(64.2)
Gross profit	2,864.8	2,728.4	3,064.5	4,425.8	13,083.4
Gross margin	69.5%	69.2%	70.7%	73.6%	71.1%
SG&A excl. deprec.&amort.	(1,194.7)	(1,321.7)	(1,209.2)	(1,336.0)	(5,061.6)
SG&A deprec.&amort.	(86.1)	(90.1)	(90.7)	(79.8)	(346.8)
SG&A total	(1,280.7)	(1,411.9)	(1,299.9)	(1,415.8)	(5,408.4)
Other operating income	283.1	246.3	305.6	574.8	1,409.8
Normalized EBIT	1,867.1	1,562.8	2,070.1	3,584.8	9,084.8
Normalized EBIT margin	45.3%	39.7%	47.8%	59.6%	49.4%
Normalized EBITDA	2,156.7	1,859.6	2,352.3	3,861.1	10,229.8
Normalized EBITDA margin	52.3%	47.2%	54.3%	64.2%	55.6%

CSD&Nanc Brazil results	1Q13	2Q13	3Q13	4Q13	2013
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	7,221.4	6,660.7	7,272.2	9,019.9	30,174.1
Net revenue	822.7	784.1	876.6	1,150.3	3,633.7
Net revenue/hl	113.9	117.7	120.5	127.5	120.4
COGS	(397.6)	(359.2)	(375.7)	(455.5)	(1,588.1)
COGS/hl	(55.1)	(53.9)	(51.7)	(50.5)	(52.6)
Gross profit	425.0	424.9	500.9	694.8	2,045.6
Gross margin	51.7%	54.2%	57.1%	60.4%	56.3%
SG&A excl. deprec.&amort.	(160.7)	(198.2)	(141.6)	(184.5)	(685.0)
SG&A deprec.&amort.	(29.3)	(28.5)	(28.6)	(25.6)	(112.0)
SG&A total	(190.0)	(226.8)	(170.3)	(210.1)	(797.1)
Other operating income	54.6	62.8	85.2	163.0	365.6
Normalized EBIT	289.6	260.9	415.8	647.8	1,614.1
Normalized EBIT margin	35.2%	33.3%	47.4%	56.3%	44.4%
Normalized EBITDA	351.4	322.3	472.7	706.5	1,852.9
Normalized EBITDA margin	42.7%	41.1%	53.9%	61.4%	51.0%

Second Quarter 2014 Results July 31, 2014 Page 30

HILA-Ex results	1Q13	2Q13	3Q13	4Q13	2013
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume total ('000 hl)	1,534.9	1,688.5	1,941.7	2,102.3	7,267.4
Beer volume ('000 hl)	1,257.3	1,385.5	1,560.7	1,704.7	5,908.3
CSD volume ('000 hl)	277.6	303.0	380.9	397.6	1,359.1
Net revenue	338.7	375.6	459.6	552.7	1,726.6
Net revenue/hl	220.7	222.4	236.7	262.9	237.6
COGS	(168.2)	(184.2)	(226.9)	(236.2)	(815.5)
COGS/hl	(109.6)	(109.1)	(116.9)	(112.4)	(112.2)
Gross profit	170.5	191.4	232.7	316.5	911.1
Gross margin	50.3%	51.0%	50.6%	57.3%	52.8%
SG&A excl. deprec.&amort.	(103.7)	(107.7)	(118.5)	(143.3)	(473.2)
SG&A deprec.&amort.	(12.2)	(12.2)	(10.5)	(12.1)	(47.0)
SG&A total	(115.9)	(119.892)	(129.0)	(155.4)	(520.3)
Other operating income/expenses	(5.3)	3.1	(1.5)	(3.7)	(7.4)
Normalized EBIT	49.3	74.6	102.1	157.4	383.5
Normalized EBIT margin	14.6%	19.9%	22.2%	28.5%	22.2%
Normalized EBITDA	84.8	112.8	145.1	199.4	542.1
Normalized EBITDA margin	25.0%	30.0%	31.6%	36.1%	31.4%

LAS results	1Q13	2Q13	3Q13	4Q13	2013
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	9,825.5	7,547.4	8,167.1	11,377.6	36,917.7
Net revenue	1,745.3	1,337.5	1,627.1	2,341.8	7,051.7
Net revenue/hl	177.6	177.2	199.2	205.8	191.0
COGS	(636.0)	(585.3)	(656.0)	(727.7)	(2,605.0)
COGS/hl	(64.7)	(77.6)	(80.3)	(64.0)	(70.6)
Gross profit	1,109.3	752.2	971.1	1,614.1	4,446.7
Gross margin	63.6%	56.2%	59.7%	68.9%	63.1%
SG&A excl. deprec.&amort.	(383.6)	(358.2)	(374.8)	(451.7)	(1,568.4)
SG&A deprec.&amort.	(24.7)	(24.2)	(32.7)	(21.6)	(103.2)
SG&A total	(408.3)	(382.5)	(407.5)	(473.3)	(1,671.6)
Other operating income/expenses	(8.6)	(11.5)	(0.5)	8.3	(12.3)
Normalized EBIT	692.4	358.2	563.1	1,149.1	2,762.8
Normalized EBIT margin	39.7%	26.8%	34.6%	49.1%	39.2%
Normalized EBITDA	784.9	456.6	674.8	1,234.1	3,150.4
Normalized EBITDA margin	45.0%	34.1%	41.5%	52.7%	44.7%

Second Quarter 2014 Results July 31, 2014 Page 31

LAS Beer	1Q13	2Q13	3Q13	4Q13	2013
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	5,890.7	4,371.5	4,756.7	7,074.2	22,093.0
Net revenue	1,262.4	958.9	1,171.4	1,759.3	5,152.0
Net revenue/hl	214.3	219.4	246.3	248.7	233.2
COGS	(351.9)	(346.9)	(382.8)	(449.1)	(1,530.7)
COGS/hl	(59.7)	(79.4)	(80.5)	(63.5)	(69.3)
Gross profit	910.5	612.0	788.6	1,310.2	3,621.3
Gross margin	72.1%	63.8%	67.3%	74.5%	70.3%
SG&A excl. deprec.&amort.	(254.4)	(247.9)	(249.4)	(322.5)	(1,074.3)
SG&A deprec.&amort.	(13.4)	(14.2)	(25.0)	(11.9)	(64.4)
SG&A total	(267.8)	(262.0)	(274.4)	(334.4)	(1,138.7)
Other operating income/expenses	(6.8)	(10.1)	3.0	3.7	(10.2)
Normalized EBIT	635.9	339.9	517.2	979.5	2,472.4
Normalized EBIT margin	50.4%	35.4%	44.1%	55.7%	48.0%
Normalized EBITDA	706.7	416.5	608.7	1,045.5	2,777.3
Normalized EBITDA margin	56.0%	43.4%	52.0%	59.4%	53.9%

LAS CSD&Nanc	1Q13	2Q13	3Q13	4Q13	2013
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	3,934.8	3,175.9	3,410.5	4,303.4	14,824.7
Net revenue	482.9	378.6	455.7	582.5	1,899.7
Net revenue/hl	122.7	119.2	133.6	135.4	128.1
COGS	(284.0)	(238.4)	(273.2)	(278.6)	(1,074.3)
COGS/hl	(72.2)	(75.1)	(80.1)	(64.7)	(72.5)
Gross profit	198.8	140.1	182.5	303.9	825.4
Gross margin	41.2%	37.0%	40.1%	52.2%	43.4%
SG&A excl. deprec.&amort.	(129.2)	(110.4)	(125.4)	(129.2)	(494.2)
SG&A deprec.&amort.	(11.3)	(10.1)	(7.7)	(9.7)	(38.8)
SG&A total	(140.5)	(120.4)	(133.1)	(138.9)	(532.9)
Other operating income/expenses	(1.8)	(1.3)	(3.5)	4.6	(2.1)
Normalized EBIT	56.5	18.4	45.9	169.6	290.4
Normalized EBIT margin	11.7%	4.8%	10.1%	29.1%	15.3%
Normalized EBITDA	78.3	40.1	66.2	188.6	373.1
Normalized EBITDA margin	16.2%	10.6%	14.5%	32.4%	19.6%

Second Quarter 2014 Results July 31, 2014 Page 32

Canada results	1Q13	2Q13	3Q13	4Q13	2013
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	1,819.0	2,531.1	2,604.4	2,180.8	9,135.2
Net revenue	802.2	1,132.7	1,249.1	1,076.1	4,260.1
Net revenue/hl	441.0	447.5	479.6	493.4	466.3
COGS	(237.6)	(326.3)	(358.1)	(318.3)	(1,240.3)
COGS/hl	(130.6)	(128.9)	(137.5)	(146.0)	(135.8)
Gross profit	564.6	806.4	891.0	757.8	3,019.8
Gross margin	70.4%	71.2%	71.3%	70.4%	70.9%
SG&A excl. deprec.&amort.	(340.0)	(343.5)	(344.4)	(328.1)	(1,356.1)
SG&A deprec.&amort.	(11.7)	(11.9)	(13.7)	(17.6)	(54.9)
SG&A total	(351.7)	(355.4)	(358.1)	(345.7)	(1,411.0)
Other operating income/expenses	0.3	(0.5)	5.5	0.6	5.9
Normalized EBIT	213.3	450.5	538.4	412.6	1,614.8
Normalized EBIT margin	26.6%	39.8%	43.1%	38.3%	37.9%
Normalized EBITDA	246.3	487.2	582.8	473.5	1,789.9
Normalized EBITDA margin	30.7%	43.0%	46.7%	44.0%	42.0%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer